UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Eaton Vance Municipal Bond Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27827X101

(CUSIP Number)

Jodi Hedberg, Chief Compliance Officer

Karpus Management, Inc.

d/b/a Karpus Investment Management

183 Sully’s Trail

Pittsford, New York 14534

(585) 586-4680

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27827X101

1	NAME OF REPORTING PERSON

Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,935,541
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,181,182
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,181,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.59%
14	TYPE OF REPORTING PERSON

IA

CUSIP NO. 27827X101

1	NAME OF REPORTING PERSON

George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		438,150 *
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

438,150 *
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

438,150 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

*See Item 2 and Item 5.

CUSIP NO. 27827X101

1	NAME OF REPORTING PERSON

Karpus Investment Management Profit Sharing Plan Fund B – Conservative Bond Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,447
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,447
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 27827X101

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) This statement is filed by:

(i) Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this Amendment No. 7 relates are owned directly by the accounts managed by Karpus;

(ii) George W. Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by The Karpus Family Foundation (the "Foundation"); and

(iii) Karpus Investment Management Profit Sharing Plan Fund B – Conservative Bond Fund (the “Karpus Fund”).

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6, except for Mr. Karpus, who will cease to be a Reporting Persons immediately following the filing of this Amendment No. 7 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons’ knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of Karpus, Karpus Fund and George W. Karpus is 183 Sully’s Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser that provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Karpus Fund is investing in securities. The principal occupation of George W. Karpus is serving as a Consultant.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus and the Karpus Fund are organized under the laws of the State of New York. George W. Karpus, is a citizen of the United States of America.

CUSIP NO. 27827X101

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 6,181,182 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 8.59% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 6,181,182 Shares beneficially owned by Karpus is approximately $75,938,821, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 438,150 Shares held by Mr. Karpus and the Foundation is approximately $5,437,755, excluding brokerage commissions. Such Shares were purchased with personal funds and working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 13,447 Shares held by the Karpus Fund is approximately $149,934, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 71,953,184 Shares outstanding, which is the total number of Shares outstanding communicated by the Issuer on Form SC TO-I/A, filed with the Securities and Exchange Commission on July 28, 2020.

A .	Karpus Investment Management

(a)	As of the close of business on October 2, 2020, Karpus Investment Management beneficially owned the 6,181,182 Shares held in the Accounts.

Percentage: Approximately 8.59%

(b)	1. Sole power to vote or direct vote: 5,935,541
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,181,182
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus through the Accounts during the past sixty days are set forth in Schedule B and incorporated herein by reference.

B .	George W. Karpus

(a)	As of the close of business on October 2, 2020, George W. Karpus directly beneficially owned 418,419 Shares. In addition, George W. Karpus may be deemed to beneficially own the 19,731 Shares held by the Foundation.

Percentage: Less than 1%

CUSIP NO. 27827X101

	(b)	1. Sole power to vote or direct vote: 438,150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 438,150
4. Shared power to dispose or direct the disposition: 0

	(c)	George W. Karpus has not entered into any transactions in the Shares during the past sixty days.

C .	Karpus Fund

(a)	As of the close of business on October 2, 2020, the Karpus Fund beneficially owned 13,447 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 13,447
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,447
4. Shared power to dispose or direct the disposition: 0

(c)	The Karpus Fund has not entered into any transaction in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respects to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 6, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 7 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits. Item 7 is hereby amended to add the following exhibit:
	99.1	Joint Filing Agreement by and between Karpus Management, Inc. and Karpus Investment Management Profit Sharing Plan Fund B – Conservative Bond Fund, dated October 6, 2020.

CUSIP NO. 27827X101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2020

KARPUS MANAGEMENT, INC.

By:	/s/ Jodi Hedberg
	Name:	Jodi Hedberg
	Title:	Chief Compliance Officer

/s/ George W. Karpus
GEORGE W. KARPUS

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND B – CONSERVATIVE BOND FUND

By:	/s/ Kathleen F. Crane
	Name:	Kathleen F. Crane
	Title:	Chief Financial Officer of Karpus Investment Management

CUSIP NO. 27827X101

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	590 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	10,651 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	253 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
David D’Ambrosio	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Marijoyce Ryan	Vice President of Fiduciary Services	183 Sully’s Trail, Pittsford, New York 14534	2,242 Shares

CUSIP NO. 27827X101

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., d/b/a/ Karpus Investment Management (THROUGH THE ACCOUNTS)

Sale of Common Stock	(19,800)	$13.31	08/06/2020
Sale of Common Stock	(19,788)	$13.35	08/07/2020
Sale of Common Stock	(649)	$13.38	08/10/2020
Sale of Common Stock	(1,046)	$13.40	08/12/2020
Sale of Common Stock	(11,167)	$13.15	08/24/2020
Sale of Common Stock	(104)	$12.99	08/26/2020
Sale of Common Stock	(5,900)	$12.97	08/27/2020
Sale of Common Stock	(9,700)	$13.04	08/28/2020
Sale of Common Stock	(42,479)	$13.05	08/31/2020
Sale of Common Stock	(19,201)	$13.09	09/01/2020
Sale of Common Stock	(21,843)	$13.09	09/02/2020
Sale of Common Stock	(2,360)	$13.02	09/03/2020
Sale of Common Stock	(83)	$12.86	09/08/2020
Sale of Common Stock	(2,347)	$13.04	09/10/2020
Sale of Common Stock	(8,065)	$13.08	09/18/2020
Sale of Common Stock	(43,300)	$13.00	09/23/2020
Sale of Common Stock	(9,526)	$12.98	09/24/2020
Sale of Common Stock	(8,561)	$12.99	09/25/2020
Sale of Common Stock	(11,257)	$13.14	10/01/2020
Sale of Common Stock	(6,635)	$13.09	10/02/2020